Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of NeOnc Technologies Holdings, Inc. on Amendment No. 1 to Form S-1 (File No. 333-276124) of our report dated May 1, 2023, except for the presentation of loss per share on the statements of operations, the net loss per share accounting policy disclosed in Note 2, and Note 10, as to which the date is August 2, 2023, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of NeOnc Technologies, Inc. as of December 31, 2022 and 2021 and for the years then ended, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Philadelphia, PA

January 12, 2024